
13030199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.J. & M. GELDZAHLER

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1347 49th Street
(No. and Street)

Brooklyn	NY	11219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Malvine Geldzahler (718) 851-7502
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KBL, LLP
(Name – *if individual, state last, first, middle name*)

44 Wall Street, 12th Floor	New York	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Malvine Geldzahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L & M Geldzahler, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Malvine Geldzahler
Signature

Compliance Officer
Title



Notary Public

BEVERLEY PANTIN
Notary Public, State of New York
No. 01PA6046052
Qualified in Kings County
Commission Expires 8/05/2016

2/20/13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.J. & M. Geldzahler

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2012


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

J.J. & M. Geldzahler
December 31, 2012
CONTENTS


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

INDEPENDENT AUDITORS' REPORT

Board of Directors
J.J. & M. Geldzahler

Report on the Financial Statements
We have audited the accompanying statement of financial condition of J.J. & M. Geldzahler, a New York Corporation, ("the Company") as of December 31, 2012 and the related statements of income, changes in partners' equity, and, cash flows for the year then ended that you are filing pursuant to Rule 17a 5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.J. & M. Geldzahler at December 31, 2012 and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3 1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X 17A 5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a 5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

New York, New York
February 20, 2013

J.J. & M. Geldzahler
Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 149,942
Accounts Receivable	1,482
Investment in Marketable Securities	2,400
	153,824
Automobile, less accumulated depreciation of $14,190	5,276
Total Assets	$ 159,100
Liabilities and Shareholder's Equity	
Liabilities	
Accounts Payable and Accrued Expenses	$ 2,700
Total Liabilities	2,700
Partners' Equity	
Partners' Capital Accounts	156,400
Total Partners' Equity	156,400
Total Liabilities and Partners' Equity	$ 159,100

The accompanying notes are an integral part of these financial statements

J.J. & M. Geldzahler
Statement of Income
December 31, 2012

Revenues		
Fee Income	$	35,200
Dividend and Interest Income		92
Total Revenues		35,292
Expenses		
Regulatory Compliance		1,185
Occupancy Costs		11,440
Travel and Related Expenses		2,725
Accounting and Auditing		2,500
Other Operating Expenses		4,911
Communications and Data Processing		1,660
Total Expenses		24,421
Net Income	$	10,871

The accompanying notes are an integral part of these financial statements

J.J. & M. Geldzahler
Statement of Cash Flow
December 31, 2012

Cash flows from operating activities:	
Net Income	$ 10,871
Changes in operating assets and liabilities:	
(Increase) in accounts receivable	(79)
Increase in accrued expenses	(25)
Net cash provided by operating activities	10,767
Cash flows from financing activities:	
Distributions to partners	(10,268)
Net cash (used in) financing activities	(10,268)
Increase in Cash	499
Cash at Beginning of Year	149,443
Cash at End of Year	$ 149,942

The accompanying notes are an integral part of these financial statements

J.J. & M. Geldzahler
Statement of Changes in Partners' Equity
December 31, 2012

Balance at January 1, 2012	$ 155,797
Net Income	10,871
Distributions to Partners	(10,268)
Balance at December 31, 2012	$ 156,400

The accompanying notes are an integral part of these financial statements

J.J. & M. Geldzahler
Notes to Financial Statements
December 31, 2012

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

Organization and Operations:
J.J. & M. Geldzahler, (the "Company"), a New York general partnership, is a broker dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It was previously a member of the National Association of Securities Dealers (NASD) since 1971. The Company was organized on April 5, 1971 in the State of New York, County of New York and has its principal business location in Brooklyn, New York.

The Company earns commissions for the sale of shares in regulated investment companies. The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

Recently Issued Accounting Pronouncements:
Management does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Revenue Recognition
Commission income is recognized upon the sale of shares in regulated investment companies in accordance with the funds' commissions schedule. Additionally, the Company receives Trail Commissions which are based on the account holdings of customers who invested in the funds through the Company. Commission income is generally received within the month it was earned.

c. Depreciation and Amortization
Depreciation is computed using primarily the straight-line method based upon the estimated useful lives of the related assets of 3 to 7 years

d. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e. Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency
Additionally, the Company has a limited number of funds distributors it represents and one of those fund distributors accounted for approximately 74% of the Company's income for the year ended December 31, 2012.

Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash balances in banks and securities held by and amounts due from the clearing broker. The Company's cash balances are on deposit in a federally insured account and bank balances generally do not exceed limits of federal insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

f. Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification Topic 820 (FASB ASC 820), "Fair Value", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

g. Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTE 3 INCOME TAXES

The Company is organized as a general partnership. The individual partners are taxed on their proportionate distributive share of income of the Company. The Company is generally not subject to taxation in the Federal and New York State Jurisdictions.

The City of New York imposes an unincorporated businesses tax (UBT) generally when business taxable income of an unincorporated entity, including partnerships, exceeds $90,000. No UBT tax was due for 2012.

The Company follows FASB ASC 740 Income Taxes. This topic provides guidance for recognizing and measuring uncertain tax positions. This topic also prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions. The Company has not taken any uncertain tax positions which may affect the year ended December 31, 2012.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended December

31, 2012, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City.

NOTE 4 – PARTNERS' CAPITAL

From time to time, the Company distributes current or previously earned income to partners. For the year ended December 31, 2012, aggregate distributions to partners were $10,268.

NOTE 5 -- COMMITMENTS AND OTHER COMMENTS

Premises Operating Leases
The Company rents office space from one of its partners on a month-to-month basis. The monthly rental is currently $675 plus utilities paid directly to the provider on a usage basis. This lease is terminable at any time without notice.

Rent expense included with Occupancy Costs in the Statement of Operations was $8,100 for the year ended December 31, 2012.

NOTE 6 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3 1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to 1. At December 31, 2012, the Company's minimum capital requirement was $180 and is required at all times to maintain minimum dollar net capital of no less than $25,000. As of December 31, 2012, the Company had net capital of $147,242. The Company had an aggregate indebtedness to net capital ratio of 0.01830 to 1.

J.J. & M. Geldzahler

Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
December 31, 2012

Assets	$ 159,100
Less Liabilities	(2,700)
Total Ownership Equity	156,400
Plus Subordinated Liabilities	-
Total Capital and Allowable Subordinated Liabilities	156,400
Less Non-allowables	(9,158)
Net Capital Before Haircuts and Undue Concentration	147,242
Less Haircuts and Undue Concentration	-
Net Capital	147,242
Minimum Capital Requirement	180
Minimum dollar net capital requirement	25,000
Excess Net Capital	$ 122,242
Total Aggregate Indebtedness	$ 2,700
Excess Net Capital at 1000%	$ 146,972
Percentage of Aggregate Indebtedness to Net Capital	1.83 %

Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 as of December 31, 2012

Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 147,242
Audit adjustments	-
Net capital per the preceding as of December 31, 2012	$ 147,242

J.J. & M. Geldzahler

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3 3

December 31, 2012

The Company is exempt from the provisions of Rule 15c3 3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.



CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

110 WALL STREET, NEW YORK, NEW YORK 10005 (212) 785-9700

Report by Independent Auditors on Internal Control

Board of Directors
J.J. & M. Geldzahler

In planning and performing our audits of the financial statements and supplemental schedules of J.J. & M. Geldzahler (the Company), for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a 5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a 3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a 5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

New York, New York
February 20, 2013